Exhibit 1

THE CASH STORE FINANCIAL SERVICES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended June 30, 2009 and 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and management’s discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.  The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments.  When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee.  This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters. The Company’s independent external auditors have full and free access to the Audit Committee. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors.  The consolidated financial statements have been subject to an audit by the Company’s internal and external auditors, KPMG LLP, in accordance with generally accepted auditing standards on behalf of the shareholders.

The consolidated financial statements and MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements.

Signed “Gordon J. Reykdal”	Signed “Nancy Bland”
Gordon J. Reykdal	Nancy Bland, CA
Chairman and	Chief Financial Officer
Chief Executive Officer

August 26, 2009
Edmonton, Alberta, Canada

KPMG LLP	Telephone	(780) 429-7300
Chartered Accountants	Fax	(780) 429-7379
10125 – 102 Street	Internet	www.kpmg.ca
Edmonton AB T5J 3V8
Canada

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheet of The Cash Store Financial Services Inc. as at June 30, 2009 and 2008 and the consolidated statements of operations, retained earnings and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of The Cash Store Financial Services Inc. as at June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Canada

August 25, 2009

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended June 30

(in thousands, except share and per share amounts)

	2009	2008
REVENUE
Brokerage	$150,253	$130,567
Interest income	252	232
	150,505	130,799

BRANCH EXPENSES
Salaries and benefits	40,634	35,399
Retention payments	17,988	20,111
Selling, general and administrative	17,297	16,621
Rent	11,300	10,279
Advertising and promotion	3,971	4,128
Amortization of capital assets	4,679	4,425
	95,869	90,963
BRANCH OPERATING INCOME	54,636	39,836

Regional expenses	8,218	7,440
Corporate expenses	16,656	11,182
Amortization of capital assets	1,297	596
Amortization of intangible assets	36	226
INCOME BEFORE INCOME TAXES, CLASS ACTION SETTLEMENTS AND DISCONTINUED OPERATIONS	28,429	20,392

Class action settlements - Note 11	6,910	—
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	21,519	20,392

PROVISION FOR INCOME TAXES - NOTE 9
Current	4,407	6,043
Future	2,465	1,827
	6,872	7,870

INCOME FROM CONTINUING OPERATIONS	14,647	12,522

LOSS FROM DISCONTINUED OPERATIONS
net of taxes of $nil and $(776) respectively - Note 20	—	(1,716)
NET INCOME AND COMPREHENSIVE INCOME	$14,647	$10,806

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
Basic	17,957,710	20,123,645
Diluted	18,020,661	20,241,943

BASIC EARNINGS PER SHARE
Income from continuing operations	$0.82	$0.62
Loss from discontinued operations	—	(0.08)
Net income and comprehensive income	0.82	0.54

DILUTED EARNINGS PER SHARE
Income from continuing operations	0.81	0.62
Loss from discontinued operations	—	(0.09)
Net income and comprehensive income	$0.81	$0.53

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years Ended June 30

(in thousands)

	2009	2008
RETAINED EARNINGS, BEGINNING OF YEAR	$21,341	$25,423
Dividends on common shares	(5,312)	(3,552)
Shares repurchased - Note 13 (a)	(9,698)	(2,790)
Insta-Rent spin out - Note 20	—	(8,546)
Net income and comprehensive income for the year	14,647	10,806
RETAINED EARNINGS, END OF YEAR	$20,978	$21,341

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at June 30

(in thousands)

	2009	2008
ASSETS
Current assets
Cash and cash equivalents - Note 4	$18,519	$15,644
Accounts receivable - Note 5	2,864	6,153
Prepaid expenses and other	1,497	562
Income taxes receivable	150	—
Current future income taxes - Note 9	1,622	3,166
	24,652	25,525

Deposits and other	481	1,144
Long term investment - Note 6	180	180
Future income taxes - Note 9	969	1,599
Capital assets - Note 7	17,590	14,017
Intangible assets - Note 8	5,370	5,336
Goodwill	34,554	33,986
	$83,796	$81,787

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities - Note 10	$14,196	$7,392
Income taxes payable	—	923
Current portion of deferred revenue	133	164
Current portion of deferred lease inducements	260	298
Current portion of obligations under capital leases and other - Note 12	396	8
	14,985	8,785

Deferred revenue	13	96
Deferred lease inducements	486	564
Long-term obligations under capital leases and other - Note 12	1,029	—
Future income taxes - Note 9	1,431	1,140
	17,944	10,585

SHAREHOLDERS’ EQUITY
Share capital - Note 13	40,222	46,085
Contributed surplus - Note 14	4,652	3,776
Retained earnings	20,978	21,341
	65,852	71,202
	$83,796	$81,787

Commitments - Note 15
Contingencies - Note 16
Subsequent Events - Note 21

Approved by the Board:

Signed “Gordon J. Reykdal”	Signed “J. Albert Mondor”
Director	Director

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended June 30

(in thousands)

	2009	2008
Cash provided by (used in):

OPERATING ACTIVITIES
Income from continuing operations	$14,647	$12,522
Items not affecting cash:
Amortization of capital assets	5,976	5,021
Amortization of intangible assets	36	226
Warrants to outside agents - Note 13 (c)	180	—
Stock-based compensation - Note 13 (b)	977	625
Future income taxes	2,465	1,827
	24,281	20,221

Change in non-cash operating items:
Accounts receivable	3,289	(4,536)
Prepaid expenses, deposits and other	(272)	131
Income taxes receivable	(150)	—
Accounts payable and accrued liabilities	5,403	(1,347)
Income taxes payable	(923)	156
Deferred revenue	(114)	(47)
Deferred lease inducements	(116)	33
	31,398	14,611

INVESTING ACTIVITIES
Business acquisitions - Note 3	(848)	—
Purchase of intangible assets - Note 8	—	(15)
Purchase of capital assets	(6,274)	(5,786)
Purchase of long-term investment	—	(180)
	(7,122)	(5,981)

FINANCING ACTIVITIES
Repayment of obligations under capital leases and other	(247)	(111)
Dividends paid on common shares	(5,312)	(3,552)
Issuance of common shares	268	200
Shares repurchased	(16,110)	(5,976)
	(21,401)	(9,439)

Cash provided (used) by continuing operations	2,875	(809)

Cash used by discontinued operations:
Operating activities	—	(1,895)
Investing activities	—	(305)
	—	(2,200)
INCREASE (DECREASE) IN CASH	2,875	(3,009)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	15,644	18,653
CASH AND CASH EQUIVALENTS, END OF YEAR	$18,519	$15,644

Supplemental cash flow information:
Interest paid	$74	$33
Interest received	367	436
Income taxes paid	$5,729	$5,887

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Nature of Business

The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store and Instaloans who act as brokers to facilitate payday advance services to income-earning consumers. As at June 30, 2009, the Company operated 424 (2008 – 384) branches.

Note 1 – Significant Accounting Policies

(a) Basis of Presentation

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries, The Cash Store Inc., Instaloans Inc., 1152931 Alberta Ltd. (o/a The Mortgage Company), Tembo Telecom Inc., TCS Cash Store Inc., and 5515433 Manitoba Inc. All significant inter-company balances and transactions have been eliminated.

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates made by management. The recoverable values of future income tax assets, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, and the amortization periods of capital assets and intangible assets, are the more significant items which reflect estimates in these financial statements.

(c) Retention Payments

The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short term advances. Funding of short term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly they are not included on the Company’s balance sheet.

To facilitate the short term advance business the Company has entered into written agreements with a number of third party lenders that are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(c) Retention Payments (continued)

The Company’s Board of Directors approved a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

(d) Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and the brokerage fee has been received by the Company.

Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received.

For mortgages that the Company has funded directly, which have terms ranging from 1 to 12 months, the Company is recognizing revenue using the effective interest method. Revenues include the interest rate being charged to the customer and the fee being charged and collected from the customer at the time of providing these loans (the “loan origination fee”). The loan origination fee is recognized as an adjustment to the yield on the related loan. The Company reviews these loans to assess whether a loan loss reserve is required. In doing so we consider the amount of outstanding loans owed to us, historical loans charged off, current and expected collection patterns and current economic trends.

(e) Capital Assets

Capital assets are recorded at cost. Amortization is recorded using the rates and methods outlined in the table below.

	Rate	Method
Computer hardware	25%	Straight-line
Computer software	20%	Straight-line
Fixtures, furniture and equipment	20%	Straight-line
Signs	20%	Straight-line
Vehicles	20%	Straight-line
Buildings	4%	Straight-line

Leasehold improvements are amortized based on the straight-line basis over the shorter of the lease term and the estimated useful life of the asset.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(f) Cash and Cash Equivalents

Cash and cash equivalents is defined as cash and short term investments with maturity dates of less than 90 days.

(g) Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values.

Intangible assets with finite useful lives are amortized over their useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line - 3 years
Non-compete agreements	Term of the agreements
Favourable and unfavourable leases	Term of leases
Brand name	Indefinite life

(h) Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on April 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.

When the carrying amount of the reporting segment’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(i) Long-term Investment

The Company applies the equity method of accounting for its investment in The Cash Store Australia Holdings Inc. This investment is recorded at cost plus the Company’s share of income or loss to date.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 1 – Significant Accounting Policies (continued)

(j) Deferred Lease Inducements

The Company has received various inducements to lease space for its branches. The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.

(l) Stock Based Compensation

The Company has a stock based compensation plan, which is described in Note 13 (b). The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

(m) Earnings Per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Shares issued during the year are weighted for the portion of the year that they are outstanding in accordance with the treasury stock method. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period.

(n) Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition by the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell and are included in current assets. Such assets are not amortized while they are classified as held-for-sale.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices

As disclosed in the June 30, 2008 annual audited consolidated financial statements, on July 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535 Capital Disclosures (“Section 1535”), Section 3862 Financial Instruments – Disclosure (“Section 3862”) and Section 3863 Financial Instruments – Presentation (“Section 3863”).

The adoption of these standards has had no material impact on the Company’s financial position, net earnings or cash flows. The other effects of the implementation of the new standards are discussed below.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale financial assets” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). “Held-to-maturity investments”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method.

Cash has been designated as “held-for-trading”. Accounts receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities and capital lease obligations and other are designated as “other financial liabilities”.

Section 3862 is based on International Financial Reporting Standards (“IFRS”) 7 “Financial Instruments: Disclosures” and requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed; show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

In March 2007, the CICA also issued Handbook Section 3863 to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard also harmonizes disclosures with IFRS 7.

As a result of adopting this standard, new or enhanced disclosure is provided in Note 18 - Financial Instruments and Risk Management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

As a result of adopting this standard, new or enhanced disclosure is provided in Note 19 - Management of Capital.

Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.

EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after the date of issuance of the Abstract. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Recent Accounting Pronouncements Not Yet Adopted

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. This new standard applies to the Company’s consolidated interim and annual financial statements beginning July 1, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial position and results of operations.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which replaces the existing standard. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and that non-controlling interests would be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 2 – Changes in Accounting Policies and Practices (continued)

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on our consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on our consolidated financial statements.

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when and embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments.

International Financial Reporting Standards (“IFRS”)

Canada’s Accounting Standards Board ratified a strategic plan that will result in GAAP, as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011. The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for the Company.

The Company is currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities. As part of this changeover plan, the Company is currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

The Company has not yet finalized its determination of the potential impacts of the differences between GAAP and IFRS, which may or may not be material to the financial statements. The impact of adoption will be monitored on a continual basis and the Company intends to disclose the impact of these differences in its future consolidated financial statements, as it finalizes its assessment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 3 – Business Acquisitions

On July 15, 2008, the Company acquired all the business assets of Continual Cash Ltd. representing four branches in Alberta. The Company also acquired a customer list in Manitoba, and one branch in British Columbia from Marlow Holdings Inc. The Company acquired the business assets of Continual Cash and the customer list and branch from for total consideration of $214. Continual Cash Ltd. and Marlow Holdings Inc. operated in the payday and short-term loan industry.

On November 14, 2008, the Company acquired all the business assets of Consolidated Financial Corp. representing ten branches in British Columbia, and two branches in each of Alberta and Ontario for total consideration of $634. Consolidated Financial Corp. operated in the payday and short-term loan industry.

The combined purchase price allocation for the year ended June 30, 2009 has been finalized and is detailed in the table below.

Net assets acquired at assigned values
Capital assets	$210
Customer contracts, relationships, lists and other	10
Non-compete agreements	60
Goodwill	568
$848

The goodwill and intangible assets are deductible for income tax purposes and as such, have been added to cumulative eligible capital.

Note 4 – Cash and Cash Equivalents

The significant components of cash and cash equivalents are as follows:

	2009	2008
Cash	$18,269	$15,644
Cash Equivalents	250	—
	$18,519	$15,644

Cash equivalents includes a short-term guaranteed investment certificate (GIC) in the amount of $250 (2008 - nil).

Cash includes $3,000 in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. No amounts have been drawn on this letter to date.

The Company has set up $1,500 in funds to facilitate claims related to the Ontario class action lawsuit settlement (Note 11 (a)). No amounts have been drawn on this as at June 30, 2009. Subsequent to year end, $750 was drawn on this account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 5 – Accounts Receivable

	2009	2008
Notes receivable	$—	$600
Mortgages receivables (net of allowance)	292	835
Due from The Cash Store Australia Holdings Inc. - Note 17 (b)	1	660
Other	2,571	4,058
	$2,864	$6,153

Mortgages Receivable

The Company has $292 (2008 – $835) in mortgages outstanding at year-end that the Company has funded directly to its customers. These mortgages are due within the next fiscal year and bear interest rates between 12% and 19%. As security for these mortgages, the Company has taken security on the customers’ residential properties.

The loan loss reserve for the current year is $95 (2008 – nil). As these conditions change, the Company may need to make additional allowances in future periods.

Other

Other receivables include amounts in the normal course of business and are paid in full within the terms of the respective contracts

Note 6 – Long-Term Investment

The Company owns 3,000,000 common shares, or approximately 18.3% (2008 – 19.4%) of the outstanding common shares at a cost of $180,000, in The Cash Store Australia Holdings Inc. (“Cash Store Australia”), which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 2,700,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
September 8, 2009	15%	450,000
March 8, 2010	15%	450,000
September 8, 2010	15%	450,000
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	90%	2,700,000

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 7 – Capital Assets

	2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$4,109	$1,715	$2,394
Computer software	3,847	568	3,279
Fixtures, furniture and equipment	7,021	4,175	2,846
Leasehold improvements	17,039	9,737	7,302
Signs	4,454	2,894	1,560
Buildings	132	8	124
Land	51	—	51
Vehicle	36	2	34
	$36,689	$19,099	$17,590

	2008
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$2,088	$1,004	$1,084
Computer software	3,315	414	2,901
Fixtures, furniture and equipment	5,319	3,036	2,283
Leasehold improvements	12,985	7,177	5,808
Signs	3,930	2,169	1,761
Buildings	132	3	129
Land	51	—	51
	$27,820	$13,803	$14,017

Included in computer software are assets under development with a cost of $2,730 (2008 - $2,383). These assets have not been amortized in the year.

Amortization expense for the year includes a loss on disposition of capital assets of $191 (2008 – loss of $277).

Assets under capital lease included above:

	2009
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$1,696	$280	$1,416
Fixtures, furniture and equipment	574	537	37
Leasehold improvements	7	7	—
Signs	108	108	—
	$2,385	$932	$1,453

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 7 – Capital Assets (continued)

	2008
		Accumulated	Net Book
	Cost	Amortization	Value
Computer hardware	$67	$67	$—
Fixtures, furniture and equipment	574	423	151
Leasehold improvements	7	6	1
Signs	108	90	18
	$756	$586	$170

Amortization of capital assets includes $346 (2008 - $144) relating to assets under capital leases.

During the year ended June 30, 2009, additions to capital assets included $1,628 (2008 - $nil) of assets that were acquired by means of capital lease and $36 (2008 - $nil) of assets that were acquired by way of vehicle financing.

Note 8 – Intangible Assets

	2009
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$717	$706	$11
Non-compete agreements	269	210	59
Favourable and unfavourable leases	89	89	—
Brand name	5,300	—	5,300
	$6,375	$1,005	$5,370

	2008
		Accumulated	Net Book
	Cost	Amortization	Value
Customer contracts, relationships, lists and other	$707	$685	$22
Non-compete agreements	209	195	14
Favourable and unfavourable leases	89	89	—
Brand name	5,300	—	5,300
	$6,305	$969	$5,336

During fiscal 2009, the Company acquired $60 in non-compete agreements (2008 - $nil) and $10 in customer lists (2008 – $15).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 9 – Income Taxes

(a)           Provision for Income Taxes

The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 31.3% (2008 – 30.6%) to income from continuing operations as a result of the following:

	2009	2008
Income before income taxes	$21,519	$20,392
Computed tax expense at statutory income tax rates	6,744	6,240
Change in enacted tax rates	1	1,351
Stock-based compensation	306	190
Permanent differences and	(179)	89
Total income tax provision	$6,872	$7,870

(b)           Future Income Taxes

The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below:

	2009	2008
Future income tax assets:
Accrued liability for class action settlements and other temporary differences	$1,622	$—
Non-capital losses	—	3,166

Long-term non-capital losses carried forward	$67	$57
Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost	563	1,022
Deferred lease inducements - differences between book value and tax value	227	225
Future tax benefit of share issue costs (netted against share issue costs)	112	295
	$969	$1,599

Future income tax liabilities:
Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost	$(1,431)	$(1,140)

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon management assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 9 – Income Taxes (continued)

As at June 30, 2009, the Company had unused non-capital tax loss carry forwards available to reduce taxable income in future years as follows:

Year of Origin	Year of Expiry	Amount
2006	2026	$29
2007	2027	169
2008	2028	20
2009	2029	9
		$227

Note 10 – Accounts Payable and Accrued Liabilities

	2009	2008
Trade accounts payable and accrued liabilities	$3,587	$4,117
Class action settlements - Note 11 (a) and (b)	6,169	—
Accrued salaries and benefits	3,458	2,622
Amounts due to third party lenders	939	636
Other	43	17
	$14,196	$7,392

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any accrued retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

Note 11 – Class Action Settlements

(a) Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 11 – Class Action Settlements (continued)

(a) Ontario and the rest of Canada with the exception of British Columbia and Alberta (continued)

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $1,910 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. During the year ended June 30, 2009, the Company paid the legal fees and costs of the class. On August 6, 2009 the claims process was concluded and we issued $750 in vouchers and $750 in cheques to the class members as full and final satisfaction of all claims. Management estimates the range of the cheques and vouchers taken up to be between $1,000 and $1,500.

(b) British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle.  The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010.

Under the terms of the settlement in principle, the Company is to pay to the eligible class members a maximum estimated amount, as at this date, of $8,000 in cash and $8,000 in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5,000 has been recorded to cover the estimated costs of the settlement, including legal fees of the class and costs to administer the settlement fund. The estimated maximum exposure with respect to this settlement is approximately $16,000. It is possible that additional reserves above that are already recorded by the Company could be required. Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of class Members who may sign up for the settlement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 12 – Obligations under Capital Leases and Other

The Company has financed certain office furniture, equipment, and printers by entering into capital leasing and financing arrangements.

	2009
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases - repayable in monthly instalments totalling $42 including imputed interest ranging from nil - 9.0%; due to mature between 2010 - 2013; secured by leased assets with an aggregate carrying amount of $1,425.	$1,640	$215	$1,425
Less current portion	500	104	396
	$1,140	$111	$1,029

	2008
	Aggregate	Less Imputed
	Due	Interest	Net
Various leases - repayable in monthly instalments totalling $2 including imputed interest ranging from 12.6 - 13.3%; due to mature in 2008; secured by leased assets with an aggregate carrying amount of $170	$8	$1	$7
Less current portion	8	1	7
	$—	$—	$—

The capital lease repayments are due as follows:

	Aggregate	Less Imputed
	Due	Interest	Net
2010	$500	$104	$396
2011	500	70	430
2012	455	35	420
2013	185	6	179
	$1,640	$215	$1,425

During the year, the Company incurred interest charges related to capital leases in the amount of $68 (2008 – $6). These have been included in selling, general and administrative expenses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 13 – Share Capital

(a) Issued share capital

	2009		2008
	Number of		Number of
	Shares	Amount	Shares	Amount
Authorized:
Unlimited common shares with no par value

Issued:
Balance, beginning of year	19,540,002	$46,085	20,793,112	$48,954
Transfer from contributed surplus for stock options exercised - Note 14	—	281	—	117
Options exercised	137,960	268	100,000	200
Shares repurchased	(2,718,470)	(6,412)	(1,353,110)	(3,186)
Balance, end of year	16,959,492	$40,222	19,540,002	$46,085

On June 25, 2008, the Company announced its intention to make a normal course issuer bid (the “Bid”) to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the Bid from July 3, 2008 to July 2, 2009 will not exceed 1,218,470 common shares, or approximately 10% of the public float outstanding on June 27, 2008. Common shares purchased pursuant to the Bid will be cancelled. The Company has purchased 1,218,470 (2008 – 1,353,110) common shares at a cost of $7,110 for the year ended June 30, 2009 (2008 – $5,976).

On November 5, 2008, the Company announced its intention to make a substantial issuer bid to purchase and cancel by way of a “Dutch Auction”, through the facilities of the Toronto Stock Exchange, up to $9,000 of its outstanding common shares from its shareholders. The Company has purchased 1,500,000 common shares at a cost of $9,000 for the year ended June 30, 2009.

(b) Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors.  All stock options must be exercised over specified periods not to exceed five years from the date granted. At June 30, 2009, 1,128,356 (2008 – 955,936) common shares remained reserved for issuance under the stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 13 – Share Capital (continued)

(b) Options to Employees and Directors (continued)

The continuity of the Company’s outstanding and exercisable stock options for the year ended June 30, 2009 and 2008 is as follows:

	2009		2008
	Total Options	Weighted	Total Options	Weighted
	for Shares	Average Price	for Shares	Average Price
Outstanding, beginning of year	1,089,000	$4.35	765,000	$5.62
Granted	305,000	5.91	607,000	4.17
Exercised	(137,961)	1.94	(100,000)	2.00
Forfeited	(127,683)	7.43	(183,000)	5.04
Outstanding, end of year	1,128,356	4.72	1,089,000	4.35
Exercisable, end of year	466,365	$4.75	249,999	$4.89

At June 30, 2009, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows:

		Weighted	Weighted
		Average	Average
	Number	Remaining	Exercise	Number
Fiscal Year Granted	Outstanding	Term	Price	Exercisable
2006	212,989	19 mos.	$5.46	212,989
2007	100,000	25 mos.	5.51	66,668
2008	585,367	40 mos.	3.66	186,708
2009	230,000	55 mos.	6.39	—
	1,128,356	38 mos.	$4.72	466,365

The fair value of common share options is estimated at the grant date using the Black-Scholes pricing model based on the following weighted average assumptions:

	2009	2008
Risk free interest rate	2.8%	3.8%
Expected life (years)	5	5
Expected volatility	59.6%	84.6%
Expected dividends	4.5%	2.4%

The weighted average grant-date fair value of options granted was estimated at $2.42 (2008 - $2.22) per option.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 13 – Share Capital (continued)

(c) Warrants to outside agents

	2009		2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	warrants	Exercise Price	Warrants	Exercise Price
Balance, beginning of year	nil	$ nil	nil	$ nil
Issued	150,000	$7.80	nil	nil
Exercised	nil	nil	nil	nil
Expired	nil	nil	nil	nil
Balance, end of year	150,000	$7.80	nil	nil
Exercisable for shares, end of year	150,000	$7.80	nil	$ nil

On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company at a strike price of $7.80 per share with an expiry on May 14, 2011 will be issued.

The fair value of the financing agent warrants issued in fiscal 2009 of $180 was expensed with an offset to contributed surplus. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes Option Pricing Model using the following assumptions:

	2009	2008
Risk free interest rate	1.3%	nil
Expected life (years)	2	nil
Expected volatility	57.7%	nil
Expected dividends	4.1%	nil

The weighted average grant-date fair value of options granted was estimated at $1.80 (2008 - nil) per warrant

Note 14 – Contributed Surplus

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method as outlined in Note 13 (b) and (c).  Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in corporate expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	2009	2008
Balance at beginning of year	$3,776	$3,268
Stock options exercised	(281)	(117)
Agency warrants on proposed financing - Note 13 (c)	180	—
Stock-based compensation expense	977	625
	$4,652	$3,776

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 15 – Commitments

(a) Lease Commitments

The Company is committed to future minimum annual operating lease payments for office, and branch premises, which expire through 2018.

Aggregate Lease
Payments
2010	$11,633
2011	9,869
2012	8,204
2013	5,947
2014	2,884
Thereafter	615
$39,152

(b) New Branch Openings and Additional Lease Commitments

Subsequent to the year-end, the Company has committed to leases for seven additional Cash Store and Instaloans locations. The additional minimum annual lease payments required for the next five years are as follows:

	Additional Lease	Aggregate Lease
	Payments	Payments
2010	$119	$11,752
2011	147	10,016
2012	148	8,352
2013	148	6,095
2014	149	3,033
Thereafter	50	665
	$761	$39,913

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 16 – Contingencies

(a) Legal Proceedings

The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes. One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans and the certification application has not yet been heard. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss if any is not determinable. Accordingly, no provision has been made for these actions in the accounts.

The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims.

(b) Branch Operations

The Company’s subsidiaries, The Cash Store Inc. and Instaloans Inc. act as brokers on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $71,000 as at June 30, 2009 (2008 - $58,000).

To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 17 – Related Party Transactions

(a) Insta-Rent Inc.

The Company provided administrative functions to Insta-Rent Inc. from July 1, 2008 to September 30, 2008 for $30 per month. Insta-Rent Inc. was determined to be a related party during this period as it was controlled by the shareholders of the Company until September 30, 2008 at which time Insta-Rent Inc. ceased to be a related party as a result of it being acquired by a third-party entity. Included in selling, general and administrative expense is a recovery of $90 (2008 - $90) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.

(b) The Cash Store Australia Holdings Inc.

The Company provided administrative functions to The Cash Store Australia Holdings Inc. (“TCS Holdings”). For this service the Company charged TCS Holdings $5 per month. Included in selling, general and administrative expense is a recovery of $82 (2008 - $nil) relating to these services.

The Company has a $1 (2008 - $660) receivable from TCS Holdings, of which the Company has a 18.3% ownership in (Note 6). Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year-end.

Note 18 – Financial Instruments and Risk Management

(a) Classification of Financial Instruments

The Company has made the following classifications: cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables, and accounts payable and accrued liabilities and obligations under capital leases and other as other financial liabilities.

(b) Fair Values

The fair values of financial instruments have been estimated on the basis of available market quotations or the use of an appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option-pricing models and discounted cash flow analysis using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows and reflects management’s best estimates using external readily observable market data such as future prices; interest rate yield curves; and discount rates for time value; standard market conventions and techniques such as discounted cash flow analysis and option-pricing models. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Accordingly, fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 18 – Financial Instruments and Risk Management (continued)

(b) Fair Values (continued)

Cash and cash equivalents, accounts receivables, accounts payables and accrued liabilities: due to the short-term nature of these balances, the carrying amounts approximate fair value; and under capital leases and other: the fair values were determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year-end for similar terms and types of debt arrangements.

(c) Risk Management

The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in interest rates, as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior period.

Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes.

(i)            Foreign Exchange Risk

The Company is not exposed to foreign exchange risk as all operations are in Canada and no significant transactions are entered into in a foreign denominated currency.

(ii)        Interest Rate Risk

The Company does not have any variable interest bearing obligations; therefore, the Company’s exposure to interest rate fluctuations relative to financial instruments is minimal.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 18 – Financial Instruments and Risk Management (continued)

(iii)    Credit Risk

Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and accounts receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

The Company manages the credit risk associated with its cash by holding its funds with reputable Canadian financial institutions.

The Company acts as a broker and has no concentration of credit risk with any particular individual, company or other entity, related to the brokering of payday advance services. Funding of these short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders.

However, the credit risk relates to the possibility of default of payment on the Company’s accounts receivable. The Company performs on-going credit evaluations, aging of the receivable, payment history, security, and allows for uncollectible amounts when determinable. As at June 30, 2009 there are no significant past due accounts.

The maximum exposures to credit risk are represented by the carrying amount of accounts receivable which is approximately $2,864 (2008 - $6,153).

(iv)       Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures.

The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities and obligations under capital leases and other which is approximately $15,621. This amount is made up of the following:

	Carrying	Contractual	Less Than 1
	Amount	Cash Flows	Year	1-3 Years
Accounts payable and accrued
liabilities	$14,196	$14,196	$14,196	$—
Obligations under capital leases and other (including interest)	1,425	1,639	500	1,139
	$15,621	$15,835	$14,696	$1,139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 19 – Management of Capital

The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives.  The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, the Company may seek additional sources of capital. The Company has limited reliance on debt facilities and is not subject to any restrictive covenants.

The Company’s capital management objectives, policies and procedures were unchanged since prior year-end.

Note 20 – Discontinued Operations

On November 28, 2007, the Company’s shareholders approved a plan to spin-off the Company’s rental operations and certain of its assets and liabilities to Insta-Rent Inc., which was a new publicly-traded company whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company.

This spin-off transaction was completed on March 31, 2008 and accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the year ended June 30, 2008 as discontinued operations.

The loss from discontinued operations is summarized as follows:

	2009	2008
Rental Revenue	$—	$15,468
Loss from discontinued operations before tax	—	(2,492)
Loss from discontinued operations	$—	$(1,716)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED JUNE 30, 2009 AND 2008

(in thousands, except share and per share amounts)

Note 21 – Subsequent Events

(a) Purchase of the Company’s equity securities

On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the “Bid”) from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. No purchases related to this Bid were settled during fiscal 2009, however subsequent to year-end the Company has purchased 361,000 common shares at a cost of $3,072.

(b) Dividends declared

On August 26, 2009, the Company declared two cash dividends. The first dividend is a quarterly cash dividend of $0.065 per common share and the second dividend is a special cash dividend of $0.075 per common share. Both are payable on September 24, 2009 to shareholders of record on September 9, 2009. Decisions on future dividends will be subject to Board of Directors’ approval.

Note 22 – Comparative Figures

Certain comparative figures have been reclassified to conform to presentation adopted for the current period.